1185 Avenue of the Americas
New York, New York 10036-4003
www.kslaw.com

Stephen M. Wiseman
Direct Dial: (212) 556-2265
Direct Fax: (212) 556-2222
swiseman@kslaw.com
March 8, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Ms. Elaine Wolff
Branch Chief

Re:	Wellsford Real Properties, Inc.
Registration Statement on Form S-4
Filed December 28, 2006
Registration No. 333-139705
Ladies and Gentlemen:
          On behalf of Wellsford Real Properties, Inc. (“Wellsford”), we are delivering with this letter for filing under the Securities Exchange Act of 1934, as amended, the following:
•	Amendment No. 1 (the “First Amendment”) to the Form S-4 (Registration No. 333-139705) (the “Form S-4”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the First Amendment, without exhibits, marked to show changes from the Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2006.
          Wellsford has received the Staff’s comments relating to the Form S-4 contained in the Staff’s letter on January 25, 2007. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Wellsford’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the First Amendment.

Securities and Exchange Commission

          It should be noted that the financial statements of Reis, Inc. (“Reis”) have been updated through the end of its October 31, 2006 fiscal year. Accordingly, certain financial information including the pro forma balance sheet and nine months statement of operations have been changed. The responses in this letter address the comments in your letter but have been adjusted, where applicable, to reflect the changed financial information.
General
          Staff’s Comment 1: Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with forms of the proxy cards.
          Response: We confirm that we will file with the Commission all materials used to aid in the solicitation of proxies. We further confirm that we will provide the Commission with copies of these materials and that the materials will be first used when the joint proxy statement/prospectus is sent to the stockholders of Wellsford and Reis. In addition, we are filing the forms of proxy cards with the First Amendment.
          Staff’s Comment 2: Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
          Response: We have been advised by Wellsford that it does not intend to use any pictures, graphics or artwork in the prospectus.
Prospectus Cover Page
          Staff’s Comment 3: Please confirm that your cover page will not exceed one page. In this connection, please consider omitting the description of the mechanics of the merger as presented in the first paragraph and instead focus on the consequences to shareholders. For example, please disclose that following the merger the combined company business will primarily be the business of Reis because Wellsford will dispose of its remaining real estate assets but that Wellsford stockholders will not receive the cash in the form of liquidating distributions as had been contemplated under the plan of liquidation.
          Response: We confirm that our cover page will not exceed one page. We have also revised the disclosure as requested. Please see the cover page.
          Staff’s Comment 4: In addition to disclosing the aggregate merger consideration, please disclose the per share merger consideration.
          Response: We have disclosed the per share merger consideration as requested. Please see the prospectus cover page.
          Staff’s Comment 5: Please disclose the consequences to shareholders of a fixed exchange ratio, the consequences to Reis’ shareholders from the fact that Reis is not public, and the percentage of stock of the combined company that the each of Reis and Wellsford shareholders will own.

Securities and Exchange Commission

          Response: We have provided the disclosures as requested. Please see the prospectus cover page.
Questions and Answers About the Merger, page 1
Q: Have any Reis stockholders agreed to vote their shares. . ., page 2
          Staff’s Comment 6: Please revise to clarify that you only need approximately 20% of the votes of the Reis Series C preferred stock and 16% of the Series D preferred stock to approve the merger.
          Response: We have revised the disclosure as requested. Please see page 2.
Summary, page 5
          Staff’s Comment 7: Please include summary risk factors.
          Response: We have included summary risk factors as requested. Please see pages 6-7.
          Staff’s Comment 8: The discussion of the reasons why the boards recommend the transaction should be presented in a balanced format to present the boards’ concerns with the transaction. Please include a discussion of the negative factors regarding the merger considered by the respective boards.
          Response: We have included a discussion of the negative factors regarding the merger considered by the respective boards as requested. Please see pages 10-11.
          Staff’s Comment 9: We note that you have included cross references from virtually every subsection. Please revise per plain English to limit your summary cross-references.
          Response: We have revised the summary section to limit summary cross-references as requested. Please see pages 5-17.
Wellsford’s Reason For the Merger, page 8
          Staff’s Comment 10: We note your reference in the final bullet to the “growth in Reis’s value since the execution of the merger agreement. Please disclose the basis for this statement and provide us any supporting materials.

Securities and Exchange Commission

          Response: Upon further consideration, Wellsford has decided to delete the final bullet point.
Interests of Wellsford and Reis Directors. . ., page 11
          Staff’s Comment 11: Please disclose the ownership percentages of Messrs. Lowenthal and Lynford.
          Response: We have provided the disclosure as requested. Please see page 13.
          Staff’s Comment 12: Please disclose the dollar amount to be paid in connection with the termination of Reis options.
          Response: We have provided the disclosure as requested. Please see page 14.
Termination of the Merger, page 13
          Staff’s Comment 13: Please revise to quantify the maximum reimbursement amount, the termination fee and the Reis Bank Loan expenses that Wellsford will pay if shareholder approval is not obtained.
          Response: We have revised the disclosure as requested. Please see page 15.
Voting, page 14
          Staff’s Comment 14: Please quantify the percentage of shares covered by the Reis voting agreement.
          Response: We have revised the disclosure to quantify the percentage of shares covered by the Reis voting agreement as requested. Please see page 16.
Risk Factors, page 23
The merger represents a significant. . ., page 23
          Staff’s Comment 15: Please move the last paragraph to a separate risk factor.
          Response: We have revised the disclosure as requested. Please see page 25.

Securities and Exchange Commission

The number of shares of Wellsford common stock. . ., page 24
          Staff’s Comment 16: Please revise the header to clarify that the risk is that the share price will decline to below $8.16 from the time of election to the time the merger is consummated.
          Response: We have revised the header as requested. Please see page 26.
          Staff’s Comment 17: Please include disclosure that the risk of the stock price falling below $8.16 is increased to the extent the investor elects to receive 100% of the consideration in stock.
          Response: We have included the disclosure as requested. Please see page 26.
A portion of the merger consideration . . ., page 24
          Staff’s Comment 18: Please disclose that investors with shares subject to escrow will bear the risk that during the time the shares are escrowed the stock price will drop below $8.16.
          Response: We have provided the disclosure as requested. Please see pages 26-27.
Failure to consummate. . ., page 25
          Staff’s Comment 19: Please disclose the closing share price on the date preceding announcement of the merger and a recent share price.
          Response: We have disclosed the closing share price on the date preceding the announcement of the merger and have inserted a placeholder for a recent share price, which will be filled in prior to printing the joint proxy statement/prospectus to include the closing share price at the latest practicable date, as requested. Please see page 27.
If Wellsford stockholders. . ., page 25
          Staff’s Comment 20: Please provide additional disclosure regarding the amount of such expenses.
          Response: We have provided the additional disclosure as requested. Please see page 28.
The combined company’s ability. . ., page 27
          Staff’s Comment 21: We note that as a result of the merger the company will be changing its business. Please advise us why you believe you may satisfy the “continuity of business enterprise” requirement.

Securities and Exchange Commission

          Response: As indicated on page 29 of the joint proxy statement/prospectus, the continuity of business enterprise requirement under Section 382 of the Internal Revenue Code generally requires, as a condition to deducting loss carryforwards, that a corporation which has experienced an ownership change must continue its historic business or use a significant portion of its historic business assets in a business for the two-year period beginning on the date of the ownership change. This requirement may be satisfied even though the corporation disposes of a substantial portion of its historic business assets. We have revised the disclosure to indicate that there can be no assurance that this requirement will be met, because the ability to satisfy the requirement will depend on facts and circumstances arising in the two-year period following Wellsford’s ownership change.
The success of the combined company depends. . ., page 29
          Staff’s Comment 22: We note your reference to Jeffrey Lynford’s employment agreement. Please advise us whether the diminution in duties or other consequences of the merger will result in a breach or constructive termination under the agreement. If so, please disclose this in the risk factor.
          Response: Prior to the effective time of the merger, it is anticipated that Wellsford will enter into an amendment to Jeffrey Lynford’s employment agreement such that he will become the executive Chairman of Wellsford after the merger, although he will no longer be the Chief Executive Officer and President. As the amendment is expected to be effective upon the effective date of the merger, Jeffrey Lynford’s position after the merger will not result in a breach or constructive termination under his employment agreement. We will describe the amended agreement in a subsequent amendment once the terms have been determined. Please see our response to Staff comment 40 and page 31.
Increases in interest rates. . ., page 31
          Staff’s Comment 23: Please disclose the impact of a 1% increase in interest rates.
          Response: We have provided the disclosure as requested. Please see page 35.
Wellsford is subject to environmental laws. . ., page 33
          Staff’s Comment 24: Please disclose the estimated cost of the East Lyme remediation.
          Response: We have revised the disclosure. Please see page 36. Additionally, please see the response to Staff comment 59.

Securities and Exchange Commission

Background of the Merger, page 39
          Staff’s Comment 25: The disclosure reflects that on May 2006, Wellsford approached Reis regarding a potential strategic transaction. Please confirm to us that there were no substantive discussions regarding such a transaction prior to May 2006. Otherwise, please provide a brief description of these discussions. We note, for example, that in your definitive proxy statement filed October 11, 2005 relating to the liquidation plan, an acquisition of Reis appears to be the only non-liquidation activity permitted.
          Response: We confirm that there were no substantive discussions regarding a potential strategic transaction with Reis prior to May 2006. Further, the liquidation plan included provisions permitting Wellsford to make additional investments in Reis, if the interests of other Reis stockholders were available to be purchased, as a means to protect Wellsford’s 23% interest.
          Staff’s Comment 26: Please disclose the dollar amounts of the cash bids received by Reis in the spring of 2006.
          Response: We have disclosed the dollar amounts of the cash bids received by Reis in the spring of 2006 as requested. Please see page 43.
          Staff’s Comment 27: In the first paragraph on page 40, please provide additional disclosure regarding the “Veronis initiative” and the reasons why the board focused on the Wellsford proposal instead.
          Response: We have provided the additional disclosure as requested. Please see page 44.
          Staff’s Comment 28: In the first paragraph on page 40 and in the fourth paragraph on page 41, please provide additional disclosure regarding the ramifications of terminating the liquidation plan considered by the board.
          Response: We have provided the additional disclosure as requested. Please see pages 44-45.
          Staff’s Comment 29: In the seventh paragraph on page 43, please provide additional disclosure regarding the “resolution of certain open items discussed at the September 25, 2006 special meeting.”
          Response: We have provided the additional disclosure regarding the “resolution of certain open items discussed at the September 25, 2006 special meeting” as requested. Please see pages 47-48.
Wellsford Board of Directors’ Recommendation and Reason for the Merger. . ., page 45
          Staff’s Comment 30: Please clarify the disclosure in the seventh bullet point on page 45. In particular, please clarify how your investment was “transformed” into a 100% ownership interest for only $9,600,000 in cash.

Securities and Exchange Commission

          Response: We have revised the disclosure in the seventh bullet point as requested. Please see pages 49-50.
          Staff’s Comment 31: Please revise to disclose whether the board considered the fact that shareholders would no longer be receiving distributions as had been contemplated by the Plan.
          Response: We have revised the disclosure pursuant to the Staff’s comment. Please see page 50.
          Staff’s Comment 32: Please revise to disclose whether the board considered the fact that the consideration may be greater than fair market value since Reis is not public.
          Response: We have revised the disclosure pursuant to the Staff’s comment. Please see page 50.
Reis Board of Directors’ Recommendation and Reasons for the Merger, page 46
          Staff’s Comment 33: Please revise to disclose whether the board considered the fact that the consideration to be received by Reis stockholders will be based upon a fixed exchange ratio.
          Response: We have made the disclosure as requested. Please see page 52.
          Staff’s Comment 34: Please revise to discuss each factor to which you refer in the last bullet point on page 48 rather than including a cross-reference to the Risk Factor section.
          Response: We have revised the disclosure as requested. Please see page 53.
Opinions of Financial Advisors, pages 49 and 56
          Staff’s Comment 35: Please provide us with copies of any materials prepared by the financial advisors in connection with their fairness opinions, including, among other things, any “board books,” drafts of fairness opinions provided to the boards of directors, and any summaries of presentations made to the boards of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.
          Response: Wellsford’s and Reis’s financial advisors are providing the materials requested by the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letters, confidential treatment of the materials has been requested pursuant to the provisions of 17 C.F.R. § 200.83, and counsel has requested that the materials be returned promptly following completion of the Staff’s review in accordance with Rules 12b-4 and 418.
          Staff’s Comment 36: To the extent certain financial information, including financial projections, were exchanged among the parties and/or provided to the financial advisor, please provide the staff with copies of all non public information received by the companies, their

Securities and Exchange Commission

affiliates and representatives that led to the execution of the merger agreement. If you conclude that the non public information is not material and therefore need not be disclosed, please provide the basis for that conclusion.
          Response: The financial information exchanged between the parties and used by their respective financial advisors for presentations to the boards of directors of Wellsford and Reis is being provided under separate cover on a supplemental basis by Wellsford’s and Reis’s financial advisors as indicated in our response to Staff comment 35. As part of the parties’ due diligence review, they and their advisors reviewed non-public information (for example, accounting books) that supported the information contained in the Wellsford and Reis financial statements and in any projections. Except as indicated in the next paragraph, neither Wellsford nor Reis considered their information material and therefore subject to public disclosure.
          We have revised the disclosure to reflect the financial projections for Reis for the fiscal years ended October 31, 2006 through 2012, which were provided by the management of Reis. Although information was exchanged that included projections regarding Wellsford, all of the material information was already in the public domain and the projections were largely based on Wellsford’s publicly reported estimated liquidation value and, furthermore, as Wellsford is in liquidation, projections, as commonly understood, were not material to the parties’ analysis of the transaction and the companies’ relative values. Further, as the combined company will essentially be comprised of Reis’s operations, and Wellsford’s value is primarily its cash, its equity interests in the real property projects described in the joint proxy statement/prospectus which will continue to be liquidated post-merger, and its ownership interests in Reis, any combined company projections do not vary materially from Reis’s stand-alone projections. Please see pages 54-55.
Opinion of Houlihan Lokey. . ., page 56
          Staff’s Comment 37: Please disclose that Houlihan has consented to use of the opinion in the registration statement.
          Response: We have made the disclosure as requested. Please see page 71.
          Staff’s Comment 38: We note the limitation on reliance by shareholders in the fairness opinion provided by Houlihan and the disclosure regarding such limitation in the first paragraph on page 59. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Houlihan’s belief that shareholders cannot rely upon the opinion to support any claims against Houlihan arising under applicable state law (e.g., the inclusion of an express disclaimer in Houlihan’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Houlihan would have no effect on the rights and responsibilities of either Houlihan or the board of directors under the federal securities laws.

Securities and Exchange Commission

          Response: We have revised the disclosure as requested. Please see page 65.
Interests of Wellsford. . ., page 67
          Staff’s Comment 39: Please disclose the amount of the loans made to Messrs. Lynford and Garfield. Please disclose whether the value of the shares for purposes of repayment of the loans will be $8.16 per share or the value on the date the shares are delivered.
          Response: We have provided the disclosures as requested. Please see page 73.
Wellsford Directors and Executive Officers After the Merger, page 68
          Staff’s Comment 40: We note your statement that all of Wellsford’s executive officers will continue to be executive officers after the merger. However, it appears that your Chief Executive Officer and President, Jeffrey Lynford, will step down from those positions and will only remain as a board member. Please advise.
          Response: Prior to the effective time of the merger, it is anticipated that Wellsford will enter into an amendment to Jeffrey Lynford’s employment agreement such that he will be the executive Chairman of Wellsford after the merger, although he will no longer be the Chief Executive Officer and President. We have added a sentence to that effect and will describe the amended agreement in a subsequent amendment once the terms have been determined. Please see page 74.
Material U.S. Federal Income Tax Consequences, page 76
          Staff’s Comment 41: In the carryover paragraph on the top of page 77, please revise the disclosure to clarify that the representation letters regard factual matters.
          Response: We have revised the disclosure to clarify that the representation letters regard factual matters. Please see page 84.
Executive Compensation, page 116
          Staff’s Comment 42: Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-K has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

Securities and Exchange Commission

          Response: We have provided updated executive compensation disclosure for fiscal year 2006 in accordance with Item 402 of Regulation S-K. Please see pages 128-150.
Certain Relationships and Related Transactions, page 123
          Staff’s Comment 43: Please update this section to address recent changes to Item 404 of Regulation SK, including Item 404(b) and (c).
          Response: The information provided in this section is in accordance with the recent changes to Item 404 of Regulation S-K. Please see pages 150-151.
          Staff’s Comment 44: Please advise us why you have not included disclosure regarding the Beekman transaction discussed on page 147.
          Response: The Beekman transaction is discussed in the last paragraph of this subsection. Please see page 151.
Proposal No. 2, page 128
          Staff’s Comment 45: Rather than rely on a cross-reference, please disclose the comparable consideration to be received by stockholders of each series of Reis preferred stock in the merger.
          Response: We have provided the disclosure as requested. Please see page 156.
          Staff’s Comment 46: Please disclose that as a result of proposal two, preferred holders will not have priority over the common holders with respect to payment of the merger consideration.
          Response: We have made the disclosure as requested. Please see page 156.
Unaudited Pro Forma Combined Balance Sheet, page 183
          Staff’s Comment 47: Please clarify in Note C whether or not the historical cost of real estate assets under development has been adjusted for depreciation during the period in which they were accounted for on a liquidation basis, as well as the basis for your accounting treatment.
          Response: The adjustment as described in Note C relates solely to Wellsford’s real estate assets under development, including condominium units and single family homes under various stages of completion and in inventory. The adjustment to reduce real estate assets under development represents the change in reported value from the liquidation basis of accounting to the going-concern basis at the lower of historical cost or market value. In this instance, net realizable value under the liquidation basis of accounting was higher than historical cost and accordingly, adjustment C was necessary. Under both the liquidation basis and the going concern basis of accounting, the described real estate assets under development are not depreciated. We have revised Note C accordingly. Please see page 214.

Securities and Exchange Commission

          Staff’s Comment 48: Please clarify in Note Q why you have reduced the combined entity’s other long term liabilities by $441,653.
          Response: We have revised Note Q as requested. Please see pages 215-216 .
          Staff’s Comment 49: We note that a value of $4 million has been assigned to Reis’ database in your purchase price allocation, but the database is carried at $5.4 million on the pro forma balance sheet. Please revise the balance sheet or purchase price allocation as necessary.
          Response: The evaluation performed to allocate purchase price resulted in a gross allocation to the database intangible asset of approximately $5,400,000. As the October 31, 2006 balance sheet of Reis reported a cost for the database of approximately $1,500,000, it was only necessary to record a pro forma adjustment of $3,900,000 to adjust the asset to its estimated fair value as determined in the valuation. We have revised Note Q accordingly. Please see pages 215-216.
          Staff’s Comment 50: Please expand footnote Q to disclose why the deferred tax assets were reduced to zero.
          Response: We have expanded Note Q to provide the requested disclosure. Please see pages 215-216.
Wellsford Real Properties, Inc. and Subsidiaries Consolidated Statements of Operations, page WF-6
          Staff’s Comment 51: We note that you have recorded interest earned as revenue on your consolidated statements of operations. It does not appear that the majority of this interest would meet the definition of revenue pursuant to paragraph 78 of CON 6. Please revise to present interest income below operating expenses. Refer to Rule 5-03 of Regulation S-X.
          Response: Wellsford’s management has considered the Staff’s comment and revisited paragraph 78 of CON 6 and determined that for the three and nine months ended September 30, 2005 and for the period January 1, 2005 to November 17, 2005, a significant amount of the interest revenue is derived from interest on cash and cash equivalents and investments in U.S. Government securities and not from the delivery or production of goods, rendering services or other activities that would constitute a central operation for Wellsford. During the 2003 period and prior, Wellsford’s interest revenue was primarily derived from its debt business.
          Accordingly, in the First Amendment, Wellsford’s management has reclassified interest income on cash and investments for all periods presented on the Consolidated Statements of Operations on page WF-6, the Statements of Operations in Footnote 11 on pages WF-35 through WF-38, the summarized consolidated quarterly information in Footnote 13 on page WF-53, the Selected Historical Consolidated Financial Data of Wellsford on page 20 and the results of operations as described in Wellsford Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 182 and 184.

Securities and Exchange Commission

          In Wellsford’s next periodic report, which will be its annual report on Form 10-K for the year ended December 31, 2006, management will reclassify interest income on cash and investments to reflect this presentation.
          Staff’s Comment 52: Please revise to reflect the correct subtotals for Income (loss) before accrued distributions and amortization of costs on Convertible Trust Preferred Securities and discontinued operations for the three months and nine months ended September 30, 2005.
          Response: Wellsford has made the correction to the subtotals for Income (loss) before accrued distribution and amortization of costs on Convertible Trust Preferred Securities and discontinued operations for the three and nine months ended September 30, 2005. Please see page WF-6.
Wellsford Real Properties, Inc. and Subsidiaries Consolidated Statements of Cash Flows, page WF-8
          Staff’s Comment 53: Please advise us why the sale of restricted cash, other assets and accrued expenses and other liabilities have been characterized as non-cash investing and financing activities.
          Response: During the third quarter of 2006, Wellsford sold telecommunication assets and services, the proceeds of which were held in a restricted escrow account which was reported as restricted cash and investments on the Consolidated Statements of Net Assets in Liquidation at September 30, 2006. In recording the sale entry at September 30, 2006, Wellsford reduced its other assets to reflect the transfer of title to such assets and services, and recorded an estimate of the amount of the proceeds to be distributed to a third party. As Wellsford did not receive any cash from the transaction until November 2006, management determined that this transaction should be shown as a non-cash investing activity. Wellsford management believes this presentation was meaningful at September 30, 2006 to accurately reflect that the cash from this transaction was not available for Wellsford’s use. In the fourth quarter of 2006, Wellsford will record the receipt of cash in its annual report on Form 10-K for the year ended December 31, 2006 and will reflect this transaction in cash flows from investing activities.
          Please see Footnote 3 beginning on page WF-21 for a description of the restricted cash balance from this transaction at September 30, 2006.
Wellsford Real Properties, Inc. and Subsidiaries Notes to Consolidated Financial Statements, page WF-11
Note 2. Summary of Significant Accounting Policies, page WF-13

Securities and Exchange Commission

          Staff’s Comment 54: We note that you purchased LIBOR caps for the Gold Peak and East Lyme Construction Loans. Please advise us how you have accounted for the interest rate cap and revise to include the disclosures required by paragraphs 44 — 45 of SFAS 133 and Rule 4-08(n) of Regulation S-X.
          Response: Wellsford purchased LIBOR caps for the Gold Peak and East Lyme Construction Loans in June 2005 and December 2004, respectively. At the time of the purchase, the cost of each LIBOR cap individually and in the aggregate was immaterial. Wellsford capitalized the cost of each LIBOR cap to the respective projects.
          From November 18, 2005 to September 30, 2006, the period for which Wellsford is applying the liquidation basis of accounting, management’s net realizable value estimates for real estate assets under development considered the total projected cash flows of each development project and adjusted each project to its net realizable value on a discounted basis. This process considered interest as a project cost and took into consideration the economic benefit, if any, of the interest rate caps. The value of the interest rate caps is included as a component of real estate assets under development and has not been separately disclosed due to immateriality. At September 30, 2006 and December 31, 2005 the estimated fair value of the caps was approximately $133,000 and $168,000, respectively. Wellsford’s management considered disclosures required by paragraphs 44 and 45 of SFAS No. 133 and Rule 4-08(n) of Regulation S-X and notes that pages WF-49 and WF-50 (Note 11 to the consolidated financial statements) disclose the existence and terms of the interest rate caps and the objective of their use can be determined through this discussion. These instruments have not been designated as hedges and, as mentioned above, the liquidation presentation includes the changes in fair value in the determination of fair value.
Net Assets in Liquidation, page WF-14
          Staff’s Comment 55: Please advise us how you determined to use an annualized discount rate of 17.5 — 26% when estimating the net realizable value of your investments in real estate under development.
          Response: Wellsford’s management determined the annualized discount rate of 17.5% to 26% for estimating the net realizable value of the real estate under development by utilizing a published third party source. Management purchased a quarterly survey published by RealtyRates.com, which provides historical and pro forma minimum, maximum and average discount rates for each region surveyed and property type. Based upon its knowledge of the markets and the third party source, Wellsford’s management concluded that this information was appropriate for use in its discounting calculation to determine net realizable value at each balance sheet date.

Securities and Exchange Commission

Revenue Recognition, page WF-19
          Staff’s Comment 56: Please elaborate upon your revenue recognition policy as it relates to the sale of real estate assets. Specifically tell us what method you use to account for the sales and how you determine the adequacy of a buyer’s initial and continuing investment to determine the timing of revenue recognition. Refer to SFAS 66 and EITF 06-08. Please revise your disclosure on page 150 as well.
          Response: Wellsford’s development projects are comprised of single family homes and one or two story condominiums which have five and seven units per building. Sales at Gold Peak, East Lyme and Claverack, Wellsford’s three development projects, commenced during 2006. All of these sales are recorded upon closing, when title has transferred to the purchaser and Wellsford receives the net sales proceeds from the buyer. Down payments on the East Lyme homes require a 10% down payment at contract signing with the remainder due at closing, net of adjustments and prorations. Down payments on the Gold Peak condominium units are a nominal deposit of $3,000 per unit. Wellsford’s management believes that since such a small amount is required for deposit, it can not demonstrate that the collectibility of the sales price is assured and that a buyer would not be motivated to default on the contract from an economic point of view. Therefore, Wellsford’s management believes that it is not appropriate to utilize the percentage of completion accounting under the provisions of paragraph 37(d) of SFAS No. 66 and has recognized sales upon closing of units when title has transferred and proceeds have been received. Additionally, Wellsford’s management has considered EITF 06-8 and has determined that there is insufficient initial and continuing investment by a buyer to conclude that the sales price is collectible and has applied the deposit method as described in paragraphs 65 to 67 of SFAS No. 66. We have revised the disclosure accordingly. Please see pages WF-19 and 178.
Note 6. Income Taxes, page WF-24
          Staff’s Comment 57: We note from your risk factor on page 27 that an ownership change not satisfying the “continuity of business enterprise” requirement would preclude you from using any net operating loss from a pre-change period to offset taxable income in post-change years. Please explain this restriction in Note 6 and quantify the amount by which you estimate usable net operating losses will be limited.
          Response: We have modified Footnote 6 to explain the “continuity of business enterprise” requirement and have quantified the amount by which we estimate available net operating losses could be utilized. Please see page WF-25.
Note 11. Segment Information, page WF-34
Palomino Park, page WF-46
          Staff’s Comment 58: Please confirm to us and disclose in the note whether any revenue has been recognized for the Gold Peak units under contract. Cite relevant accounting literature.
          Response: Please see our response to Staff comment 56.

Securities and Exchange Commission

Other Developments, page WF-48
East Lyme, page WF-48
          Staff’s Comment 59: Please disclose the estimated remediation costs for the East Lyme Land, as well as the amount by which the carrying value of the land was adjusted for this liability. Please also disclose whether the remediation costs were measured on a discounted basis. The disclosures on pages 141 and 159 should be revised as well. Refer to paragraphs 152 — 159 of SOP 96-1.
          Response: Wellsford closed on the East Lyme I property containing 101 lots in June 2004 and simultaneously entered into an option to acquire a contiguous parcel for 60 family home lots for $3,720,000. At the time Wellsford entered into the option agreement, it knew that the site (defined as the “East Lyme Land”) was used as an apple orchard and pesticide contamination existed which would have to be remediated before any homes could be built on certain parts of the property or that a potential sale of the undeveloped East Lyme Land would be negatively impacted by the purchaser’s requirement to remediate the site. The option price reflected management’s consideration of this contamination.
          Wellsford completed the option purchase for the 60 lots in November 2005, at which time Wellsford was reporting under the liquidation basis of accounting. Real estate is reported at net realizable value under the liquidation basis of accounting and, accordingly, the estimated net realizable value ascribed to the East Lyme Land inherently considered the aggregate $1,000,000 of remediation costs to evaluate and address the environmental issue. The net realizable value for the East Lyme Land at December 31, 2005 and September 30, 2006, as reported using the liquidation basis, is estimated to equal its purchase price.
          We have clarified the disclosure accordingly on page WF-50 and also on pages 169-170 and 187-188 pursuant to SOP 96-1.
REIS, Inc. Financial Statements, page RF-1
          Staff’s Comment 60: Please update the financial statements of Reis, Inc. in accordance with Rule 3-12 of Regulation S-X.
          Response: We have updated the financial statements of Reis in accordance with Rule 3-12 of Regulation S-X. Please see page RF-1 and following.
Independent Auditors’ Report, page RF-2
          Staff’s Comment 61: It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language “The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.” Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

Securities and Exchange Commission

          Response: Marks Paneth & Shron LLP, Reis’s auditors, intended that the report follow the language of AU Section 9508.17 as the circumstances described in that section are applicable in this case. They, however, believe that the requested sentence, although not necessary, is accurate and would be useful for further clarification. Their report has been revised accordingly. Please see page RF-2.
REIS, Inc., Notes to Financial Statements, page RF-7
Note (6) Stock Options, page RF-12
          Staff’s Comment 62: It does not appear that any compensation expense was recognized for the intrinsic value of the 408,210 options issued on July 25, 2003. Please advise us of your basis of accounting for these options, citing relevant accounting literature.
          Response: Reis will restate its financial statements for the year ended October 31, 2003 to include the intrinsic value of the 408,210 options issued on July 25, 2003. This expense will be included in general and administrative expense on the five year financial summary. As stated in the response to Staff comment 60 above, the financial statements for Reis have been updated in accordance with Rule 3-12 of Regulation S-X and, accordingly, no longer include the financial statements for the year ended October 31, 2003. The financial statements for each of the three years ended October 31, 2006, 2005 and 2004 will, however, include disclosure of the restatement of the immediately preceding year ended October 31, 2003 as set forth in APB 20 paragraph 37 and APB 9 paragraphs 18 and 26. Please see Note 6 beginning on page RF-12.
Part II.
Item 21. Exhibits.
          Staff’s Comment 63: Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.
          Response: We are filing all three opinions with the First Amendment and will file all other required exhibits as promptly as practicable. Please see Exhibits 5.1, 8.1 and 8.2.
          Staff’s Comment 64: Please advise us as to why the Bank of Montreal loan will not be filed as an exhibit.

Securities and Exchange Commission

          Response: The Bank of Montreal loan is being filed as an exhibit to the First Amendment. Please see exhibit 10.34.
Item 22. Undertakings.
          Staff’s Comment 65: Please include the undertakings required by Item 512(a)(5) and 512(a)(6).
          Response: We have included the undertakings required by Item 512(a)(5) and 512(a)(6) as requested. Please see pages II-5 and II-6.
Exhibit 23.3
          Staff’s Comment 66: We note that the consent provided by Marks Panth & Shron LLP references a report dated December 28, 2006, but the report included in the registration statement is dated December 21, 2006. Please have your auditor revise and update their consent in your next amendment.
          Response: The consent provided by Marks Paneth & Shron LLP has been revised and updated. Please see Exhibit 23.3.
*          *          *

          In addition, Wellsford will provide under separate cover a written statement acknowledging the representations that you requested when it requests acceleration of the effective time of the Form S-4.
          We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2265 or at the address indicated above.
          Thank you for your assistance.

Very truly yours,
/s/ Stephen M. Wiseman

Stephen M. Wiseman

smw

cc:	Mr.	Michael McTiernan
United States Securities and Exchange Commission

	Mr.	Jeffrey H. Lynford
	Mr.	Mark P. Cantaluppi
Wellsford Real Properties, Inc.

	Mr.	Lloyd Lynford
Reis, Inc.